Exhibit 99.1
Notice to ASX/LSE

2019 Annual report and Strategic report

28 February 2020

Rio Tinto has published its 2019 Annual report and 2019 Strategic report on its website at riotinto.com/invest/reports/annual-report on 27 February 2020 (GMT) and both reports have been released to the ASX.

Rio Tinto plc will hold its 2020 annual general meeting in London on 8 April 2020 and Rio Tinto Limited will hold its 2020 annual general meeting in Brisbane, Australia on 7 May 2020. Notices of those meetings will be given during the week commencing 9 March 2020.

Rio Tinto plc has submitted the 2019 Annual report and 2019 Strategic report to the UK Listing Authority and they are available for public inspection on the National Storage Mechanism (NSM): morningstar.co.uk/uk/NSM

Rio Tinto will also file its 2019 Annual report on Form 20-F with the United States Securities and Exchange Commission on 28 February 2020. American Depositary Receipt holders will be able to view Rio Tinto’s 2019 Annual report and the 2019 Annual report on Form 20-F on the Rio Tinto website at riotinto.com/invest/reports

Rio Tinto will disclose its 2019 sustainability performance in the sustainability section of its website during the week commencing 16 March 2020 at riotinto.com/sustainability

Hard copies of these documents can be obtained free of charge on request from the company secretaries, whose contact details are on the following page.

Contacts

media.enquiries@riotinto.com
riotinto.com
Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028

Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.